October 6, 2005
Mail Stop 6010

John X. Adiletta
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, New Jersey 07921

Re:	Somerset International Group, Inc.
	Registration Statement on Form SB-2
	File No. 333-128262
	Filed on September 12, 2005

Dear Mr. Adiletta:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Cover Page
1. Please reconcile the amount of shares to be registered with the amount of shares listed in the selling shareholder table.
About our Company, page 1
2. Please briefly explain the activities of your company from December 31, 2001 to March 11, 2005 including Mr. Adiletta`s acquisition of control of the company.
3. Given your disclosed business strategy, it is unclear why you believe that you are not a blank check company as defined in Rule 419(a)(2). Please provide us support for your conclusions, including specific references to any legal authority on which you rely.
4.
Please expand the summary description of your business strategy to highlight that you will not devote a substantial amount of time to verifying information as mentioned on page 23. Also highlight in the forepart of your document your obligation to pay 5% of your
earnings
to your CEO as mentioned on page 25.
Risk Factors, page 2
5. Please add risk factors that explain to investors the risks specific to the business and industry of your recent and pending acquisitions.
6. Please add a risk factor to discuss Mr. Adiletta`s significant holdings of your securities.
We have a limited operating history..., page 2
7. Please discuss risks associated with your auditor`s going concern
opinion.
8. You state you acquired Secure Systems in June of 2004, yet on page
1, you state the acquisition was completed on March 11, 2005.
Please
clarify when the acquisition was completed throughout the filing. Market for Common Equity and Related Shareholder Matters, page 5
9. Please provide the disclosure required by Regulation S-B Item
201(a)(1)(ii).
Selling Shareholders, page 6
10. For the shareholders that are selling shares underlying
another
security, please specifically identify the number of shares being registered by footnote or by creating another line item in the table.
Also, explain how you calculated those amounts.
11. Please describe the terms of the transactions in which each selling shareholder received the securities, including dates, consideration paid, nature of "services rendered," etc. Also disclose the conversion or exercise provisions of related securities.
Ensure that the disclosure clearly indicates in which transaction each selling shareholder received shares.
12. It appears that the shares being registered for the
unidentified
New England based System Administrator have not been issued as of the
date of your filing of this registration statement. It is inconsistent with Section 5 of the Securities Act to register shares for resale before the initial private sale of those securities has been completed. Please revise accordingly. Note also that it is inconsistent with section 5 to renegotiate the terms of any agreement related to a private sale of securities after those have been included in a registration statement.
13.
Please identify the individuals who beneficially own the shares held
in the names of entities.
14. Please clarify whether John Adiletta or Paul Patrizio is a broker-dealer or an affiliate of a broker-dealer.
Directors, Executive Officers, Promoters and Control Persons, page
11
15. Please explain more specifically Mr. Adiletta`s business experience during the last five years.
16. Please provide support for your statements of Mr. Adiletta`s management style and strengths.
17. We note the identification of management in your Form 8-K filed
May 10, 2005. It is unclear why you have identified only one individual in your SB-2, particularly given the definition of executive officer in rule 405 which states that executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions of the registrant. Description of Securities, page 12
18. Please quantify the aggregate number of shares you are obligated to issue under all outstanding agreements.
Preferred Stock, page 13
19. Describe the "certain conditions" mentioned in the penultimate paragraph on page 13.
20. Disclose the redemption price.
Dividends, page 14
21. If you are statutorily prohibited from paying dividends, disclose and explain this limitation.
Warrants, page 14
22. Please clarify why the exercise price of the warrants is based on the date of the prospectus.

Description of Business, page 15
23. In the first full paragraph on page 16, you state the company looked to maximize the value of your tangible and intangible assets.
Please briefly describe those assets.
24. Please describe in detail how Mr. Adiletta acquired control of the company from J.R.S. Holdings and control over the company`s board of directors including a description of any shareholder votes, or lack thereof.
25. Please explain what "six month notes" are and the value of the notes. For example, explain that for each dollar invested an investor received a note for a dollar repayable in full in six months and one share of stock, if true. Please explain when these notes are due and describe how you intend to repay them.
26. Please provide independent, objective support for the statements you make in the penultimate paragraph on page 17, including the reasons for the University of Bridgeport`s award and your description of limited competition and your product being considered the best solution in its class.
Corporate Developments, page 15
27. Please reconcile your statement on the bottom of page 15 that AMI was your principal shareholder with the statement on page 16 that JRS was your principal shareholder.
28. If individuals controlled the entities named in this section, please identify those individuals.
29. Explain the status of your classes of common stock mentioned in the second full paragraph on page 16.
30.
Please tell us whether shareholder approval was required for any of the transactions described in this section or the following section.
Cite the authority on which you rely. If shareholder approval was required, please demonstrate compliance with the proxy rules. In this regard, please also:
* tell us the dates of your recent annual shareholders meetings,
* demonstrate compliance with the proxy rules for those meetings,
* disclose appropriate risk factors if you do not hold shareholders meetings,
* explain the effect of your meeting schedule on your disclosure under "Term of Office" on page 11, and
* reconcile the date of your reverse split mentioned in your March 2004 proxy material with the February 23, 2004 date mentioned on page
F-16.

31. Describe the services you received for the $609,583. Disclose who provided those services.
Industry Overview, page 17
32. Please provide marked copies of the reports describing the statistics for college crimes of violence you cite in the second paragraph on page 18.
33. Please provide independent, objective support for your statements in the third paragraph on page 18 about solutions for colleges being
"very limited" and how your products provide "an opportunity to significantly decrease crimes of any kind on campus."
Technology, page 18
34. In the last paragraph on page 18 you describe your products using unlicensed 300MHz frequencies, yet you also describe use in the 450MHz frequency on page 20. Please expand to reconcile. Also, please expand your technology explanation including how your devices have been approved by the FCC.
35. Please describe the monitoring station. For example, is this a customized personal computer with your proprietary software? Do you sell the computer?
36. Disclose the duration and effect of protection of your proprietary intellectual property. For example, disclose the expiration date and scope of patents.
37. Provide us support for you statement of your product being credited with saving life and avoiding injury and violent crime.

Customers and Market, page 19
38. Please expand your description of your contract with the state of
New York to include terms and the nature of the agreement. Also provide support for your statement from the first full paragraph on page 20 that New York has "determined Secure`s product to be the product of choice and Secure to be the vendor of choice."
39. With a view toward clarified disclosure, tell us the number of installations by facility type, geographic location and date of installation. Also, demonstrate that your summary disclosure on page
1 focusing on campus use objectively represents your customer base.
Materials, page 19
40. Please briefly describe your manufacturing capabilities. Explain if you manufacture your finished product, or if you outsource such manufacturing.
Competition, page 20
41. Please describe other competitors who provide products that are similar to yours, your competitive position in the industry, and methods of competition.
42. With a view toward disclosure, please tell us how you have determined that your product can more precisely locate an individual in distress.
Recent Developments, page 20
43. We note your recent developments discussion about the letter of intent with an unnamed systems integrator and value added reseller.
Please provide full disclosure about this transaction, including:
* the date of the letter of intent,
* hurdles remaining until the acquisition closes,
* sources of financing,
* the terms of the convertible preferred stock and the price adjustments,
* full disclosure regarding the target and its business so investors have sufficient information to make an informed investment decision.
Management`s Discussion and Analysis, page 21
44. The safe harbors you mention at the top of page 21 are not applicable to penny stock issuers. You should not cite inapplicable statutory provisions.


Results of Operations For The Six Months Ended June 30, 2005
Compared
To The Six Months Ended June 30, 2004, page 22
45. Revise your discussion of the results of operations to more clearly describe the causes of material changes from period to period. In addition, revise your discussion to address the past and future financial condition and results of operation, placing particular emphasis on the prospects for the future. Refer to Item
303(b) of Regulation S-B.  Specifically, address the following:
* We note that revenues increased due to the acquisition of Secure Systems. Please revise your discussion to provide an analysis of the revenues for Secure Systems for the quarter. Discuss the overall performance of that business. Provide insight regarding any trends in the business and discuss your expectations for future periods.
* We note that you incurred increased costs, due in part to the acquisition of Secure Systems. Please revise to provide an analysis of the costs incurred and to discuss your expectations for costs in future periods.
46. Explain the reason for the return of the common shares issued in connection with the consulting fee.
Liquidity and Capital Resources, page 22
47. We note there is currently substantial doubt regarding your ability to continue as a going concern as explained in the last paragraph of the independent auditor`s report to your financial statements on page F-10. We also note your disclosure on page 3 that you "will need a minimum of $400,000 to continue operations over the next twelve months, which [you] currently do not have in [your] cash reserves." In this regard, please clarify your disclosure to discuss management`s plan to remove the threat to your continuation as a going concern. The "viable plan" should include appropriate and prominent disclosure of your plans to establish a source of revenues sufficient to cover your operating costs and overcome your financial difficulties. You should discuss how you intend to raise the $400,000 that you believe will be required to fund your operations over the next twelve months. Explain what will happen if you are unable to successfully implement your viable plan. Refer to the guidance in FRC 607.02. Similarly, revise your disclosures in Note
1B to the financial statements on page F-15 and Note 7 to the interim financial statements on page F-7 to include this detailed discussion of management`s plan.
48. We note your reference to an information statement. Please briefly explain when an information statement would be required and when you could complete a transaction without an information statement. Please also discuss why a proxy statement would not be used.
Certain Relationships and Related Transactions, page 24
49. Please expand to explain the amount of consideration given for the stock received by your officers who are or were related parties.
50. Please explain why Mr. Patrizio agreed to return 1,289,848 shares of common stock as described in note 10 on page F-21 and whether you gave any consideration for such return.
51. Please provide disclosure for all transactions during the time period covered by Regulation S-B Item 404 including transactions with parties who were related parties during the required time period but may no longer be related parties.
52. Please reconcile the disclosure in this section with the transactions mentioned in Note 4 beginning on page F-17.
Executive Compensation, page 24
53. Tell us how the table reflects the stock issuances mentioned on page F-18.
Financial Statements, page F-1

54. In the event of a delay of effectiveness, revise your filing to provide updated financial information as required by Item 310(a) of
Regulation S-B.

Unaudited Consolidated Statements of Operations, page F-3

55. You state on page 13 that dividends on your preferred stock accrue at a rate of $.08 per year. On your statement of operations for the six months ended June 30, 2005, it appears that you have recorded the full annual dividend for 2005. Tell us how you have calculated the dividend accrual for the six months. If this represents the full amount of dividends for 2005, tell us why you have accrued the full amount in the first six months of 2005 rather than accruing it ratably over the year. Tell us when the holders of the preferred stock earn the dividends associated with the preferred stock.


Notes to Consolidated Financial Statements

56. We note that as a result of your acquisition of Secure
Systems,
Inc. on March 11, 2005, you are now generating revenue from equipment sales, installation revenues, subscription revenues and maintenance revenues. Please revise the footnotes to your interim financial statements to disclose your revenue recognition policy for each significant type of revenue. Disclose any significant or unusual terms associated with your sales arrangements. Specifically, please address the following:

* Disclose how you account for multiple-element arrangements. Demonstrate how your policies comply with SOP 97-2, EITF 00-21 and SAB 104 by identifying the separate units of accounting, disclosing how you allocate the total consideration to the separate units and disclosing how you determine the fair value of the undelivered elements.
* If you provide customers with product warranties, disclose how you account for that obligation and, if material, provide the disclosures required by paragraph 14 of FIN 45.
* Please revise the footnotes to disclose the situations that give rise to the deferred revenue recorded on your balance sheet at June
30, 2005.

Note 2. Inventory, page F-6

57. Please revise this footnote to disclose how you value your inventory. Also, revise this footnote to explain the "gross profit methodology" that you use for interim periods. Tell us how this "gross profit methodology" used during interim periods is in accordance with GAAP. As appropriate, revise your discussion in MD&A to explain this methodology and also to discuss any significant revisions that have been required in prior periods as a result of the use of this methodology.

Note 6. Related Party Transaction, page F-6

58. We note that in March 2005, a shareholder returned 1,289,848 shares of common stock that was originally issued in 2004 as compensation for consulting services. As a result of the return of the shares, you recorded other income in 2005 of $193,476. Please tell us your basis under GAAP for recording this amount as other income. Please tell us how you accounted for the issuance of the shares in 2004, including how much expense was recorded.


Note 9. Promissory Notes Payable, Page F-7

59. With respect to the financing arrangements that closed on March
11, 2005 and April 1, 2005, respectively, please revise this footnote to disclose how you accounted for the shares of your common stock issued in connection with these financings. Disclose the value of the common stock issued and how this impacted the debt recorded on your financial statements.

60. In this regard, please revise this footnote to clearly describe the terms of the conversions. Discuss when the notes are convertible, at whose option, and at what price. Please also tell us whether the number of shares to be issued in connection with the conversions is capped. Tell us how you considered the guidance of EITF 98-5 and EITF 00-27 as it relates to any beneficial conversion features.

61. Given the significant number of outstanding notes, please revise this footnote to provide a clear reconciliation of the outstanding notes described here and in Note 6 to the total outstanding debt of
$1,466,087 presented on your balance sheet as of June 30, 2005. Please also add a similar table and reconciliation to Note 7 of your
2004 audited financial statements.

Note 10 - Acquisition Agreement, page F-8

62. We note that your acquisition of Secure Systems, Inc. could have been completed as early as March 11, 2005. However, we note that your balance sheet as of June 30, 2005 indicates that you have not completed your purchase price allocation. It appears that you have assigned values to certain assets and liabilities of the acquired entity (i.e., inventories, fixed assets, etc.) and that the remaining allocation will be assigned to identifiable intangible assets, with any residual amount being recorded as goodwill. Please respond to the following:

* Please tell us and revise this footnote to disclose why you have not yet completed your preliminary purchase price allocation.
Also,
please disclose when you expect to complete the preliminary purchase price allocation.

* Please revise this footnote to disclose the category of any intangible assets that you have preliminarily identified based on the guidance of paragraph 39 of SFAS 141.

63. Please revise this footnote to state the period for which the results of operations of the acquired entity are included in your consolidated statements of operations. Refer to paragraph 51(c) of
SFAS 141.

64. We note that you have issued 3,000,004 shares of preferred stock,
valued at $3,000,004, in connection with the acquisition. Please revise this footnote to disclose how you determined the value of the preferred stock issued.  Refer to paragraph 51(d) of SFAS 141.
65. Please revise this footnote to include supplemental pro forma information that discloses the results of operations as though the business combination had been completed as of the beginning of the period for each of the income statement periods presented. Refer to paragraph 58(b) of SFAS 141.
66. Based on your disclosures, it appears that you are accounting for
this transaction as a purchase. Please provide to us a detailed analysis of each of the factors described in paragraph 17 of SFAS 141 as it relates to the determination of the accounting acquirer.
Tell
us how you considered the fact that prior to the transaction, you were a non-operating public shell company with nominal net assets. Consolidated Financial Statements for the Year Ended December 31, 2004
Note 4.  Related Party Transactions, page F-9
67. We note that you have issued common stock as compensation for services. Please also revise Note 1 to clearly disclose your accounting policy for stock compensation. Disclose how you determined the value of the shares issued for services. Refer to paragraph 8 of SFAS 123.
Item 25, page II-1
68. We note that you will not have any blue sky fees.  Please tell us
how your securities may be distributed in compliance with state law.
Exhibits
69. Please file all exhibits required by Regulation S-B Item 601, including your acquisition of Secure Systems, transactions with Somerset-NJ, the certificate of designation of your preferred stock, and the employment agreement mentioned on page 3.
*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Praveen Kartholy at (202) 551-3639 or Kevin
Vaughn,
Accounting Reviewer, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.

			Sincerely,




			Russell Mancuso
			Branch Chief
cc (via fax):  Gregg E. Jaclin, Esq.